Exhibit 4.37

DESCRIPTION OF TRANE TECHNOLOGIES SHARE CAPITAL REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description of the share capital of Trane Technologies plc (“Trane”) is a summary. This summary is not complete and is subject to the complete text of Trane’s memorandum and articles of association previously filed with the Commission and to the Irish Companies Act 2014 (the “Irish Companies Act”). We encourage you to read those documents and laws carefully.

Capital Structure

Authorized Share Capital. The authorized share capital of Trane is €40,000 and US$1,175,010,000 divided into 40,000 ordinary shares with a nominal value of €1 per share, 1,175,000,000 ordinary shares with a nominal value of US$1.00 per share and 10,000,000 preferred shares with a nominal value of US$0.001 per share.

Trane may issue shares subject to the maximum prescribed by its authorized share capital contained in its memorandum of association and subject to the maximum authorized by shareholders from time to time.

As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution. The shareholders of Trane adopted an ordinary resolution at the 2022 annual general meeting of the Company on June 2, 2022 authorizing the directors of Trane to issue up to an aggregate nominal amount of $85,251,537 (85,251,537 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 8, 2022), for a period of 18 months from June 2, 2022.

The authorized share capital may be increased or reduced by way of an ordinary resolution of Trane’s shareholders. The shares comprising the authorized share capital of Trane may be divided into shares of such par value as the resolution shall prescribe.

The rights and restrictions to which the ordinary shares are subject are prescribed in Trane’s articles of association. Trane’s articles of association entitle the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by Trane. The Trane board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares (other than the authority to allot shares referred to above) unless expressly provided by the terms of that class or series or shares, to provide from time to time for the issuance of other classes or series of preferred shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record; accordingly, Trane’s articles of association do not provide for the issuance of fractional shares of Trane, and the official Irish register of Trane will not reflect any fractional shares.

Pre-emption Rights, Share Warrants and Share Options

Certain statutory pre-emption rights apply automatically in favor of Trane’s shareholders where shares in Trane are to be issued for cash. However, Trane initially opted out of these pre-emption rights on its incorporation in its articles of association as permitted under Irish company law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, Trane’s articles of association provide that this opt-out must be so renewed. A special resolution requires not less than 75% of the votes of Trane’s shareholders cast at a general meeting. If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of Trane pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution). Shareholders of Trane passed a special resolution at the 2022 annual general meeting of the Company on June 2, 2022 authorizing the directors of Trane to opt out of pre-emption rights with respect to equity securities with up to an aggregate nominal value of $12,916,899 (12,916,899 shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of Trane as of April 8, 2022), for a period of 18 months from June 2, 2022.

The articles of association of Trane provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Trane is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The board may issue shares upon exercise of warrants or options without shareholder approval or authorization.

Trane is subject to the rules of the NYSE that require shareholder approval of certain share issuances.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Trane less accumulated realized losses of Trane. In addition, no distribution or dividend may be made unless the net assets of Trane are equal to, or in excess of, the aggregate of Trane’s called up share capital plus undistributable reserves and the distribution does not reduce Trane’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund, the revaluation reserve, and the amount by which Trane’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Trane’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Trane has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of Trane. The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which gives a “true and fair view” of Trane’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of Trane. Trane’s articles of association authorize the directors to declare such dividends as appear justified from the profits of Trane without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.

The directors of Trane may deduct from any dividend payable to any member all sums of money (if any) payable by such member to Trane in relation to the shares of Trane.

The directors of Trane are also entitled to issue shares with preferred rights to participate in dividends declared by Trane. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Share Repurchases, Redemptions and Conversions

Overview

Article 3(d) of Trane’s articles of association provides that any ordinary share which Trane has acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Trane will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by Trane.” If the articles of association of Trane did not contain Article 3(d), repurchases by Trane would be subject to many of the same rules that apply to purchases of Trane shares by subsidiaries described below under “—Purchases by Subsidiaries of Trane,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, when we refer elsewhere in this summary to repurchasing or buying back ordinary shares of Trane, we are referring to the redemption of ordinary shares by Trane pursuant to Article 3(d) of the articles of association or the purchase of ordinary shares of Trane by a subsidiary of Trane, in each case in accordance with the Trane articles of association and Irish company law as described below.

Repurchases and Redemptions by Trane

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under “—Dividends”) or the proceeds of a new issue of shares for that purpose. Trane currently has distributable reserves which are calculated by reference to the relevant financial statements of Trane. Please see “—Dividends.” All redeemable shares must be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem Trane shares.

The board of directors of Trane will also be entitled to issue preferred shares which may be redeemed at the option of either Trane or the shareholder, depending on the terms of such preferred shares. Please see “—Capital Structure—Authorized Share Capital” above for additional information on redeemable shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Trane at any time must not exceed 10% of the nominal value of the issued share capital of Trane. While Trane holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by Trane or re-issued subject to certain conditions.

Purchases by Subsidiaries of Trane

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase shares of Trane either on-market or off-market. A general authority of the shareholders of Trane is required to allow a subsidiary of Trane to make on-market purchases of Trane shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Trane shares is required. Trane does not currently seek such authority from its shareholders but may seek such general authority from shareholders in the future. In order for a subsidiary of Trane to make an on-market purchase of Trane’s shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the shares of Trane are listed, became a “recognized stock exchange” for this purpose on March 12, 2010, as a result of the coming into effect of the Irish Companies (Recognised Stock Exchanges) Regulations 2010. For an off-market purchase by a subsidiary of Trane, the proposed purchase contract must be authorized by special resolution of the shareholders of Trane before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Trane.

The number of shares held by the subsidiaries of Trane at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Trane. While a subsidiary holds shares of Trane, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of Trane by a subsidiary must be funded out of distributable reserves of the subsidiary.

Existing Share Repurchase Program

The board of directors of Trane has authorized a program to repurchase up to $3.0 billion of its ordinary shares, to commence upon the completion of Trane's 2021 $2 billion program. The 2021 program had approximately $200 million remaining as of January 31, 2023. Based on market conditions, share repurchases will be made from time to time in the open market and in privately negotiated transactions at the discretion of management. The repurchase program does not have a prescribed expiration date.

As noted above, because repurchases of Trane shares by Trane will technically be effected as a redemption of those shares pursuant to Article 3(d) of the articles of association, shareholder approval for such repurchases will not be required.

Bonus Shares

Under Trane’s articles of association, the board may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account of Trane for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under its articles of association, Trane may by ordinary resolution consolidate and divide all or any of its share capital into shares of larger par value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.

Reduction of Share Capital

Trane may, by ordinary resolution, reduce its authorized share capital in any way. Trane also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way.

General Meetings of Shareholders

Trane is required to hold annual general meetings at intervals of no more than fifteen months, provided that an annual general meeting is held in each calendar year, no more than nine months after Trane’s fiscal year-end. Trane has held all of its annual general meetings in Ireland. However, any annual general meeting may be held outside Ireland if a resolution so authorizing is passed at the preceding annual general meeting. Because of the fifteen-month requirement described in this paragraph, Trane’s articles of association include a provision reflecting this requirement of Irish law. At any annual general meeting, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the board or (b) by any member entitled to vote at such meeting who complies with the procedures set forth in the articles of association.

Extraordinary general meetings of Trane may be convened by (i) the chairman of the board of directors, (ii) the board of directors, (iii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Trane carrying voting rights or (iv) on requisition of Trane’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Trane as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.

Notice of a general meeting must be given to all shareholders of Trane and to the auditors of Trane. The articles of association of Trane provide that the maximum notice period is 60 days. The minimum notice periods are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. Because of the 21-day and 14-day requirements described in this paragraph, Trane’s articles of association include provisions reflecting these requirements of Irish law.

In the case of an extraordinary general meeting convened by shareholders of Trane, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of Trane’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual financial statements, reports of the directors and auditors, the review by the members of the company’s affairs, the appointment of auditors and the approval of the auditor’s remuneration (or delegation of same), the declaration of dividends and the election of directors. If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.

Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting and serve for one year terms. Where there is a contested election and the number of nominees exceeds the number of directors to be elected, then a plurality voting standard shall apply and only those nominees receiving the most votes for the available seats will be elected. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no director being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor shall be elected. In the event that an election results in only one director being elected, that director shall be elected and shall serve for a one year term, and the nominee receiving the greatest number of votes in favor of their election shall hold office until his or her successor shall be elected.

If the directors become aware that the net assets of Trane are half or less of the amount of Trane’s called-up share capital, the directors of Trane must convene an extraordinary general meeting of Trane’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Voting

At a general meeting a resolution put to the vote is decided by a poll whereby every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in Trane’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by Trane’s articles of association, by such time as is prescribed in the notice of the meeting, and if no time is specified, by no later than 48 hours before the commencement of the meeting. The articles of association of Trane permit the appointment of proxies by the shareholders to be notified to Trane electronically.

In accordance with the articles of association of Trane, the directors of Trane may from time to time cause Trane to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares will not be entitled to vote at general meetings of shareholders.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Trane’s shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Trane’s shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

     •         Amending the objects of Trane;

     •         Amending the articles of association of Trane;

     •         Approving the change of name of Trane;

     •          Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

     •         Opting out of pre-emption rights on the issuance of new shares;

     •         Re-registration of Trane from a public limited company as a private company;

     •         Variation of class rights attaching to classes of shares;

     •         Purchase of own shares off-market;

     •         The reduction of share capital;

     •         Resolving that Trane be wound up by the Irish courts;

     •         Resolving in favor of a shareholders’ voluntary winding-up;

     •         Re-designation of shares into different share classes; and

     •         Setting the re-issue price of treasury shares.

A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) 75% of the voting shareholders by value; and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme.

Variation of Rights Attaching to a Class or Series of Shares

Variation of all or any special rights attached to any class or series of shares of Trane is addressed in the articles of association of Trane as well as the Irish Companies Act. Any variation of class rights attaching to the issued shares of Trane must be approved by a special resolution of the shareholders of the class or series affected.

Quorum for General Meetings

The presence, in person or by proxy, of the holders of a majority of the Trane ordinary shares outstanding constitutes a quorum for the conduct of business. No business may take place at a general meeting of Trane if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in the articles of association of Trane. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of Trane and any act of the Irish government which alters the memorandum of association of Trane; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Trane; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Trane; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of a subsidiary company of Trane which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Trane will also have the right to inspect all books, records and vouchers of Trane. The auditors’ report must be circulated to the shareholders with audited consolidated annual financial statements of Trane prepared in accordance with applicable accounting standards 21 days before the annual general meeting and must be read to the shareholders at Trane’s annual general meeting.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

     (a)    a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) 75% of the voting shareholders by value; and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme;

    (b)    through a tender offer by a third party for all of the shares of Trane. Where the holders of 80% or more of Trane’s shares have accepted an offer for their shares in Trane, the remaining shareholders may be statutorily required to also transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of Trane were listed on the Irish Stock Exchange or another regulated stock exchange in the European Union (the “EU”), this threshold would be increased to 90%;

    (c)    it is possible for Trane to be acquired by way of a merger with an EU-incorporated public company under the EU Cross Border Merger Directive 2005/56. Such a merger must be approved by a special resolution. If Trane is being merged with another EU public company under the EU Cross Border Merger Directive 2005/56 and the consideration payable to Trane’s shareholders is not all in the form of cash, Trane’s shareholders may be entitled to require their shares to be acquired at fair value; and

    (d)    it is also possible for Trane to be acquired by way of a merger with an Irish incorporated company under the Irish Companies Act. Such a merger must be implemented by a court order from the Irish High Court and be approved by a special resolution of Trane’s shareholders.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, Trane’s articles of association provide that the affirmative vote of the holders of a majority of the outstanding voting shares on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have appraisal rights. Under the EC (Cross-Border Mergers) Regulations 2008 (as amended by the European Communities (Mergers and Divisions of Companies) (Amendment) Regulations 2011) and Part 17 of the Irish Companies Act governing the merger of an Irish public limited company and a company incorporated in the European Economic Area, a shareholder (a) who voted against the special resolution approving the merger or (b) of a company in which 90% of the shares is held by the other company the party to the merger of the transferor company has the right to request that the company acquire its shares for cash.

Disclosure of Interests in Shares

Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. A shareholder of Trane must therefore make such a notification to Trane if as a result of a transaction the shareholder will be interested in 3% or more of the shares of Trane or if as a result of a transaction a shareholder who was interested in more than 3% of the shares of Trane ceases to be so interested. Where a shareholder is interested in more than 3% of the shares of Trane, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Trane. The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of Trane’s share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. All such disclosures should be notified to Trane within 5 business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above no right or interest of any kind whatsoever in respect of any shares in Trane concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Trane, under the Irish Companies Act, may by notice in writing require a person whom Trane knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in Trane’s relevant share capital to: (a) indicate whether or not it is the case, and (b) where such person holds or has during that time held an interest in the shares of Trane, to give such further information as may be required by Trane including particulars of such person’s own past or present interests in shares of Trane. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Trane on a person who is or was interested in shares of Trane and that person fails to give Trane any information required within the reasonable time specified, Trane may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are as follows:

     (a)    any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b)    no voting rights shall be exercisable in respect of those shares;

(c)    no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)    no payment shall be made of any sums due from Trane on those shares, whether in respect of capital or otherwise.

Where the shares in Trane are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Anti-Takeover Provisions

Business Combinations with Interested Shareholders

As provided in Trane’s articles of association, the affirmative vote of the holders of 80% of the shares then in issue of all classes of shares entitled to vote considered for purposes of this provision as one class, is required for Trane to engage in any “business combination” with any interested shareholder (generally, a 10% or greater shareholder), provided that the above vote requirement does not apply to:

     •         any business combination with an interested shareholder that has been approved by the board of directors; or

    •        any agreement for the amalgamation, merger or consolidation of any of Trane’s subsidiaries with Trane or with another of Trane’s subsidiaries if (1) the relevant provisions of Trane’s articles of association will not be changed or otherwise affected by or by virtue of the amalgamation, merger or consolidation and (2) the holders of greater than 50% of the voting power of Trane or the subsidiary, as appropriate, immediately prior to the amalgamation, merger or consolidation continue to hold greater than 50% of the voting power of the amalgamated company immediately following the amalgamation, merger or consolidation.

Trane’s articles of association provide that “business combination” means:

     •         any amalgamation, merger or consolidation of Trane or one of Trane’s subsidiaries with an interested shareholder or with any person that is, or would be after such amalgamation, merger or consolidation, an affiliate or associate of an interested shareholder;

     •         any transfer or other disposition to or with an interested shareholder or any affiliate or associate of an interested shareholder of all or any material part of the assets of Trane or one of Trane’s subsidiaries; and

     •         any issuance or transfer of Trane’s shares upon conversion of or in exchange for the securities or assets of any interested shareholder, or with any company that is, or would be after such merger or consolidation, an affiliate or associate of an interested shareholder.

Irish Takeover Rules and Substantial Acquisition Rules

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Trane will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

    •         in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

    •         the holders of securities in the target company must have sufficient time to allow them to make an informed decision regarding the offer;

     •         the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities as regards the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

     •         false markets in the securities of the target company or any other company concerned by the offer must not be created;

    •         a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

    •         a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

    •         a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in Trane, the acquirer and, depending on the circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make a cash offer for the outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in Trane if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a twelve-month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to this rule.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquire ordinary shares of Trane within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for Trane ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired ordinary shares of Trane (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of Trane or (ii) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per Trane ordinary share shall be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of Trane in the 12 month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Trane. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Trane is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Trane and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the board of directors of Trane is not permitted to take any action which might frustrate an offer for the shares of Trane once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

     (a)    the action is approved by Trane’s shareholders at a general meeting; or

     (b)    with the consent of the Irish Takeover Panel where:

     (i)    the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

     (ii)    the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

     (iii)    in accordance with a contract entered into prior to the announcement of the offer; or

     (iv)    the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

For other provisions that could be considered to have an anti-takeover effect, please see above at “—Pre-emption Rights, Share Warrants and Share Options” and “—Disclosure of Interests in Shares,” in addition to “—Corporate Governance” below.

Corporate Governance

The articles of association of Trane allocate authority over the management of Trane to the board of directors. The board of directors may then delegate management of Trane to committees of the board, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Trane. Trane currently has an Audit Committee, a Human Resources and Compensation Committee, a Sustainability, Corporate Governance and Nominating Committee, a Finance Committee, a Technology and Innovation Committee and an Executive Committee. Trane has also adopted Corporate Governance Guidelines that provide the corporate governance framework for Trane.

Legal Name; Formation; Fiscal Year; Registered Office

The legal and commercial name of Trane, an Irish company, is Trane Technologies plc. Trane was incorporated in Ireland, as a public limited company on April 1, 2009 with company registration number 469272. Trane’s fiscal year ends on December 31 and Trane’s registered address is 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland.

Duration; Dissolution; Rights upon Liquidation

Trane’s duration will be unlimited. Trane may be dissolved at any time by way of either a shareholders’ voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholders’ voluntary winding up, the consent of not less than 75% of the shareholders of Trane is required. Trane may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Trane has failed to file certain returns.

The rights of the shareholders to a return of Trane’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Trane’s articles of association or the terms of any preferred shares issued by the directors of Trane from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Trane. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities or any creditors, the assets will be distributed to shareholders in proportion to the paid-up par value of the shares held. Trane’s articles of association provide that the ordinary shareholders of Trane are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Holders of ordinary shares of Trane will not have the right to require Trane to issue certificates for their shares. Trane will only issue uncertificated ordinary shares.

Stock Exchange Listing

The Trane ordinary shares are listed on the NYSE under the symbol “TT.”

No Sinking Fund

The ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

All of our issued ordinary shares are duly and validly issued and fully paid.

Transfer and Registration of Shares

Trane’s share register will be maintained by its transfer agent. Registration in this share register will be determinative of membership in Trane. A shareholder of Trane who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Trane’s official share register, as the depository or other nominee will remain the record holder of such shares.

A written instrument of transfer is required under Irish law in order to register on Trane’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Trane’s official Irish share register.

We currently intend to pay (or cause one of our affiliates to pay) stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases Trane may, in its absolute discretion, pay (or cause one of its affiliates to pay) any stamp duty. Trane’s articles of association provide that, in the event of any such payment, Trane (i) may seek reimbursement from the transferor or transferee (at our discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at our discretion), and (iii) will have a lien against the Trane shares on which we have paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Trane shares has been paid unless one or both of such parties is otherwise notified by us.

Trane’s articles of association delegate to Trane’s secretary or an assistant secretary the authority to execute an instrument of transfer on behalf of a transferring party. In order to help ensure that the official share register is regularly updated to reflect trading of Trane shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with such transfer and that we will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Trane for this purpose) or request that Trane execute an instrument of transfer on behalf of the transferring party in a form determined by Trane. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Trane’s transfer agent, the transferee will be registered as the legal owner of the relevant shares on Trane’s official Irish share register (subject to the matters described below).

The directors of Trane have general discretion to decline to register an instrument of transfer unless the transfer is in respect of one class of share only.

The registration of transfers may be suspended by the directors at such times and for such period, not exceeding in the whole 30 days in each year, as the directors may from time to time determine.